Investment Office	(916) 795-3400 phone (916) 796-2842 fax	www.calpers.ca.gov

May 3, 2010

Dear Health Net Shareowner:

VOTE FOR PROPOSAL #3 TO ELIMINATE 80% SUPERMAJORITY REQUIREMENT

We are writing to urge you to vote FOR Proposal #3 at Health Net Inc.’s May 12, 2010 annual meeting. CalPERS is the nation’s largest public pension fund with approximately $213 Billion in assets. As of the record date March 31, 2010, CalPERS owns approximately 224,000 shares of Health Net. As a significant long-term shareowner of Health Net, we seek your support on Proposal #3, a non-binding proposal asking Health Net to take the steps necessary to remove all super-majority voting requirements including the 80% super-majority requirement for amending Health Net’s bylaws, to approve certain business combinations, or to amend certain sections related to the composition of the board and to shareowner meetings.

COMPANIES ARE REMOVING SUPERMAJORITY VOTING REQUIREMENTS

Since 2005 the number of companies in the Russell 1000 Index with supermajority voting requirements are trending downward as more companies implement improved governance practices allowing shareowners the ability to amend the bylaws by a simple majority. In 2009, shareowner proposals seeking to reduce supermajority vote requirements received on average approximately 71% of the FOR votes cast.

80% SUPERMAJORITY IS A BARRIER TO ACCOUNTABILITY

CalPERS believes that accountability by the Board to shareowners is of paramount importance. We also think that when you consider abstentions and broker non-votes, an 80% super-majority can be prohibitive. Health Net even requires an 80% supermajority vote for our non-binding proposal #3. While it is often stated by corporations that the purpose of super-majority requirements is to provide corporations with the ability to protect minority shareowners, in CalPERS’ opinion, supermajority voting requirements too often are used to block initiatives opposed by management and the board of directors but supported by a majority of shareowners.

80% SUPERMAJORITY REQUIREMENT IMPOSES A DOUBLE STANDARD

Health Net argues that the voting standard for many actions is a simple majority. We agree and applaud Health Net for introducing majority voting for director elections and simply ask that this be the standard for all votes.

CalPERS Public Employees’ Retirement System Shareowner Alert

ACCOUNTABILITY AND VALUE CREATION

As a long-term shareowner, CalPERS is very concerned with the company’s accountability to its shareowners and the Company’s commitment to good corporate governance. We believe such accountability supports value creation.

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Harvard Professor Lucian Bebchuk and associates published a study which found that companies with staggered boards, poison pills, supermajority voting requirements (for mergers and charter amendments), golden parachutes and limitations to shareowner bylaw amendments deliver less shareowner value then those companies that do not have such measures in place.1

VOTE FOR PROXY PROPOSAL #3 TO ELIMINATE 80% SUPERMAJORITY REQUIREMENT

We urge you to vote FOR proxy proposal #3 our non-binding request that Health Net take the steps necessary to eliminate 80% supermajority voting requirements to approve certain matters of corporate business.

Thank you for your support on this very important issue.

Very truly yours,

Anne Simpson
Senior Portfolio Manager – CalPERS Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Health Net using the instructions provided in the company proxy material. For additional information, please contact our solicitor George Garland with Garland Associates, Inc. Tel: 561-366-1165

1 See “What Matters incorporate Governance” by Lucian Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 revised 03/2005.

CalPERS Public Employees’ Retirement System Shareowner Alert